FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3. 4. 5.	Other news Audited Financial results for the financial year ended March 31, 2022 Auditors Report Press Release Disclosure of Related Party Transaction on Consolidated basis

OTHER NEWS

Sub: Outcome of Board Meeting held on April 23, 2022

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of Regulation 33, Regulation 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we forward herewith in the prescribed format, a copy of the audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2022, which have been approved by the Board of Directors of the Bank at its Meeting held today. A copy of the Press Release being issued in this connection is also attached.

Further, pursuant to Regulation 23(9) of the Listing Regulations, we enclose herewith the disclosure of related party transactions on consolidated basis, in the format as prescribed by the exchange, for the half year ended March 31, 2022.

The Board at the above Meeting also recommended a dividend of ₹ 5/- (Rupees Five Only) per equity share of face value of ₹ 2/- each, subject to requisite approvals. The dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the ensuing Annual General Meeting (AGM) of the Bank.

Further, we wish to inform you that the Board of Directors of the Bank at its Meeting held today also approved:

(i)	Fund raising by way of issuances of debt securities including by way of non-convertible debentures in domestic markets upto an overall limit of ₹ 250.00 billion, by way of private placement and issuances of bonds/notes/offshore certificate of deposits in overseas markets upto USD 1.50 billion in single/multiple tranches for a period of one year, from the date of passing of resolution by the Board.

(ii)	Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) and M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621) as Joint Statutory Auditors of the Bank to hold office from the conclusion of the 28th AGM till the conclusion of the 29th AGM, subject to the approval of Members and RBI. Brief Profile of M/s M S K A & Associates, Chartered Accountants and M/s Khimji Kunverji & Co LLP, Chartered Accountants is enclosed as Annexure A.

(iii)	Appointment of M/s Parikh Parekh & Associates, Practicing Company Secretaries (Firm Registration No. P1987MH010000) as the Secretarial Auditor of the Bank for FY2023. M/s Parikh Parekh & Associates provides professional services in the field of corporate laws, SEBI Regulations, FEMA Regulations including carrying out Secretarial Audits, Due Diligence Audits and Compliance Audits.

Please take the above information on record.

Annexure A

M/s M S K A & Associates

Established in 1978, M S K A & Associates is an Indian partnership firm registered with the Institute of Chartered Accountants of India (ICAI) and the PCAOB (US Public Company Accountancy Oversight Board) having offices across 10 key cities in India at Mumbai, Gurugram, Kolkata, Ahmedabad, Pune, Goa, Chennai, Bangalore, Kochi and Hyderabad.

The Firm provides range of services which include Audit & Assurance, Taxation and Accounting Advisory. The Firm’s Audit and Assurance practice has significant experience in auditing financial services clients including large banks.

M/s Khimji Kunverji & Co LLP

Khimji Kunverji and Co LLP is a Chartered Accountant Firm registered with Institute of Chartered Accountants of India. The firm was established in 1936 and is led by thirteen partners. The firm provides a range of services which include audit & assurance, taxation, advisory & accounting. The firm has significant experience in providing auditing, taxation & advisory services to banks and other financial services clients.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com
Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
(₹ in crore)

Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2022 (Q4-2022)	December 31, 2021 (Q3-2022)	March 31, 2021 (Q4-2021)	March 31, 2022 (FY2022)	March 31, 2021 (FY2021)
				(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			22,674.90	22,082.60	19,841.67	86,374.55	79,118.27
	a)	Interest/discount on advances/bills		16,876.68	16,234.21	14,639.42	63,833.56	57,288.81
	b)	Income on investments		4,219.39	4,050.30	3,914.84	16,409.27	16,539.78
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		612.98	547.58	307.83	1,560.83	1,631.91
	d)	Others		965.85	1,250.51	979.58	4,570.89	3,657.77
2.	Other income (refer note no.6)			4,737.42	4,987.07	4,111.35	18,517.53	18,968.53
3.	TOTAL INCOME (1)+(2)			27,412.32	27,069.67	23,953.02	104,892.08	98,086.80
4.	Interest expended			10,070.34	9,846.56	9,410.54	38,908.45	40,128.84
5.	Operating expenses (e)+(f)			7,049.04	7,074.86	6,002.65	26,733.32	21,560.83
	e)	Employee cost (refer note no. 2)		2,428.93	2,484.84	2,008.43	9,672.75	8,091.78
	f)	Other operating expenses		4,620.11	4,590.02	3,994.22	17,060.57	13,469.05
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			17,119.38	16,921.42	15,413.19	65,641.77	61,689.67
7.	OPERATING PROFIT (3)–(6)			10,292.94	10,148.25	8,539.83	39,250.31	36,397.13
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4 and 5)			1,068.95	2,007.30	2,883.47	8,641.42	16,214.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			9,223.99	8,140.95	5,656.36	30,608.89	20,182.72
10.	Exceptional items			..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			9,223.99	8,140.95	5,656.36	30,608.89	20,182.72
12.	Tax expense (g)+(h)			2,205.28	1,947.14	1,253.75	7,269.40	3,990.04
	g)	Current period tax		1,770.40	1,647.63	1,393.27	6,297.68	4,665.66
	h)	Deferred tax adjustment		434.88	299.51	(139.52)	971.72	(675.62)
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			7,018.71	6,193.81	4,402.61	23,339.49	16,192.68
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			7,018.71	6,193.81	4,402.61	23,339.49	16,192.68
16.	Paid-up equity share capital (face value ₹ 2 each)			1,389.97	1,388.88	1,383.41	1,389.97	1,383.41
17.	Reserves excluding revaluation reserves			165,659.93	158,389.81	143,029.08	165,659.93	143,029.08
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.19%	0.19%	0.34%	0.19%	0.34%
	ii)	Capital adequacy ratio (Basel III)		19.16%	17.91%	19.12%	19.16%	19.12%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	10.10	8.93	6.37	33.66	24.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	9.90	8.74	6.25	32.98	23.67
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		33,919.52	37,052.74	41,373.42	33,919.52	41,373.42
	ii)	Net non-performing customer assets		6,960.89	7,343.88	9,180.20	6,960.89	9,180.20
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		3.60%	4.13%	4.96%	3.60%	4.96%
	iv)	% of net non-performing customer assets to net customer assets		0.76%	0.85%	1.14%	0.76%	1.14%
20.	Return on assets (annualised)			2.11%	1.90%	1.51%	1.84%	1.42%
21.	Net worth[2]			158,769.75	151,044.26	134,709.32	158,769.75	134,709.32
22.	Outstanding redeemable preference shares			..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.44	0.39	0.51	0.44	0.51
25.	Total debts to total assets[4]			7.60%	8.09%	7.45%	7.60%	7.45%

1.	At March 31, 2022, the percentage of gross non-performing advances (net of write-off) to gross advances was 3.76% (December 31, 2021: 4.32%, March 31, 2021: 5.33%) and net non-performing advances to net advances was 0.81% (December 31, 2021: 0.90%, March 31, 2021: 1.24%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represent borrowings with residual maturity of more than one year.
4.	Total debt represents total borrowings of the Bank.

1

SUMMARISED STANDALONE BALANCE SHEET
(₹ in crore)

Particulars	At
	March 31, 2022	December 31, 2021	March 31, 2021
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,389.97	1,388.88	1,383.41
Employees stock options outstanding	266.41	196.57	3.10
Reserves and surplus	168,855.59	161,482.68	146,122.67
Deposits	1,064,571.61	1,017,466.71	932,522.16
Borrowings (includes subordinated debt)	107,231.36	109,585.42	91,630.96
Other liabilities and provisions	68,982.80	64,075.37	58,770.38
Total Capital and Liabilities	1,411,297.74	1,354,195.63	1,230,432.68

Assets
Cash and balances with Reserve Bank of India	60,120.82	55,643.55	46,031.19
Balances with banks and money at call and short notice	107,701.54	125,265.77	87,097.06
Investments	310,241.00	284,823.43	281,286.54
Advances	859,020.44	813,991.62	733,729.09
Fixed assets	9,373.82	9,155.60	8,877.58
Other assets	64,840.12	65,315.66	73,411.22
Total Assets	1,411,297.74	1,354,195.63	1,230,432.68

2

STANDALONE CASH FLOW STATEMENTS
(₹ in crore)
Particulars		Year ended
		March 31, 2022 (FY2022)	March 31, 2021 (FY2021)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		30,608.89	20,182.72

Adjustments for:
Depreciation and amortisation		1,316.21	1,201.34
Net (appreciation)/depreciation on investments[1]		1,908.92	(2,214.35)
Provision in respect of non-performing and other assets		6,164.04	10,749.13
General provision for standard assets		449.25	278.83
Provision for contingencies & others (including Covid-19 related provision)		1,651.02	5,344.27
Employee Stock Options Expense		264.22	..

Income from subsidiaries, joint ventures and consolidated entities		(1,828.79)	(1,234.00)
(Profit)/loss on sale of fixed assets		(4.04)	2.80
	(i)	40,529.72	34,310.74

Adjustments for:
(Increase)/decrease in investments		4,431.16	24,066.69
(Increase)/decrease in advances		(131,475.82)	(99,494.74)
Increase/(decrease) in deposits		132,049.45	161,553.17
(Increase)/decrease in other assets		5,072.78	1,077.38
Increase/(decrease) in other liabilities and provisions		8,133.44	5,082.08
	(ii)	18,211.01	92,284.58

Refund/(payment) of direct taxes	(iii)	(3,693.82)	(2,501.96)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	55,046.91	124,093.36
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)		2,815.38	3,736.93
Income from subsidiaries, joint ventures and consolidated entities		1,828.79	1,234.00
Purchase of fixed assets		(1,610.99)	(1,430.15)
Proceeds from sale of fixed assets		20.87	5.66
(Purchase)/sale of held-to-maturity securities		(38,089.50)	(57,037.84)
Net cash flow from/(used in) investing activities	(B)	(35,035.45)	(53,491.40)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		797.98	15,460.03
Proceeds from long-term borrowings		25,260.17	15,208.98
Repayment of long-term borrowings		(23,314.47)	(37,729.08)
Net proceeds/(repayment) of short-term borrowings		13,509.59	(48,875.25)
Dividend and dividend tax paid		(1,385.23)	..
Net cash flow from/(used in) financing activities	(C)	14,868.04	(55,935.32)
Effect of exchange fluctuation on translation reserve	(D)	(185.40)	(694.13)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		34,694.10	13,972.51

Cash and cash equivalents at beginning of the year		133,128.25	119,155.74
Cash and cash equivalents at end of the year		167,822.35	133,128.25

1.	For the year ended March 31, 2021, includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.
2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

3

CONSOLIDATED FINANCIAL RESULTS
(₹ in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2022 (Q4-2022)	December 31, 2021 (Q3-2022)	March 31, 2021 (Q4-2021)	March 31, 2022 (FY2022)	March 31, 2021 (FY2021)
			(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		24,999.46	24,314.25	22,299.58	95,406.87	89,162.66
	a)	Interest/discount on advances/bills	17,680.63	17,019.99	15,358.26	66,886.54	60,261.69
	b)	Income on investments	5,623.55	5,384.90	5,555.62	21,990.64	23,264.25
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	684.42	616.17	365.34	1,819.60	1,881.72
	d)	Others	1,010.86	1,293.19	1,020.36	4,710.09	3,755.00
2.	Other income (refer note no. 6)		17,834.60	15,551.55	21,268.06	62,129.45	72,029.53
3.	TOTAL INCOME (1)+(2)		42,834.06	39,865.80	43,567.64	157,536.32	161,192.19
4.	Interest expended		10,633.93	10,372.37	9,955.08	41,166.67	42,659.09
5.	Operating expenses (e)+(f)		20,672.09	18,341.79	23,733.31	73,151.73	76,271.67
	e)	Employee cost (refer note no. 2)	3,115.32	3,232.59	2,803.24	12,341.60	11,050.91
	f)	Other operating expenses	17,556.77	15,109.20	20,930.07	60,810.13	65,220.76
6.	TOTAL EXPENDITURE (4)+(5)		31,306.02	28,714.16	33,688.39	114,318.40	118,930.76
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		11,528.04	11,151.64	9,879.25	43,217.92	42,261.43
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4 and 5)		1,103.27	2,128.54	2,922.57	8,976.65	16,377.39
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		10,424.77	9,023.10	6,956.68	34,241.27	25,884.04
10.	Exceptional items		..	..	..	..	..
11.	Add: Share of profit in associates		178.76	192.99	53.65	754.43	144.29
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		10,603.53	9,216.09	7,010.33	34,995.70	26,028.33
13.	Tax expense (g)+(h)		2,514.42	2,256.20	1,679.39	8,457.44	5,664.37
	g)	Current period tax	2,021.74	1,922.52	1,594.43	7,404.45	6,261.18
	h)	Deferred tax adjustment	492.68	333.68	84.96	1,052.99	(596.81)
14.	Less: Share of profit/(loss) of minority shareholders		370.17	423.34	444.78	1,428.16	1,979.64
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		7,718.94	6,536.55	4,886.16	25,110.10	18,384.32
16.	Extraordinary items (net of tax expense)		..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		7,718.94	6,536.55	4,886.16	25,110.10	18,384.32
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,389.97	1,388.88	1,383.41	1,389.97	1,383.41
19.	Reserves excluding revaluation reserves		177,167.61	170,403.44	153,075.71	177,167.61	153,075.71
20.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		11.11	9.42	7.07	36.21	27.26
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		10.88	9.21	6.93	35.44	26.83

4

SUMMARISED CONSOLIDATED BALANCE SHEET
(₹ in crore)
Particulars	At
	March 31, 2022	December 31, 2021	March 31, 2021
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,389.97	1,388.88	1,383.41
Employees stock options outstanding	266.41	196.57	3.10
Reserves and surplus	180,396.11	173,528.00	156,200.99
Minority interest	5,980.89	5,801.53	9,588.34
Deposits	1,091,365.79	1,044,290.24	959,940.02
Borrowings (includes subordinated debt)	161,602.68	154,609.58	143,899.94
Liabilities on policies in force	228,827.20	226,445.59	203,180.04
Other liabilities and provisions	82,808.33	76,643.45	99,616.40
Total Capital and Liabilities	1,752,637.38	1,682,903.84	1,573,812.24

Assets
Cash and balances with Reserve Bank of India	60,228.71	55,694.25	46,302.20
Balances with banks and money at call and short notice	122,897.27	139,920.95	101,268.33
Investments	567,097.72	531,822.43	536,578.62
Advances	920,308.14	874,594.01	791,801.39
Fixed assets	10,605.41	10,381.79	10,809.26
Other assets	71,398.80	70,389.08	86,944.77
Goodwill on consolidation	101.33	101.33	107.67
Total Assets	1,752,637.38	1,682,903.84	1,573,812.24

5

CONSOLIDATED CASH FLOW STATEMENTS
(₹ in crore)
Particulars		Year ended
		March 31, 2022 (FY2022)	March 31, 2021 (FY2021)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		33,567.54	24,048.68

Adjustments for:
Depreciation and amortisation		1,479.46	1,471.37
Net (appreciation)/depreciation on investments[1]		1,832.09	(2,247.67)
Provision in respect of non-performing and other assets		6,377.52	11,031.51
General provision for standard assets		406.54	156.91
Provision for contingencies & others (including Covid-19 related provision)		1,651.34	5,383.97
(Profit)/loss on sale of fixed assets		(5.66)	6.34
Employees stock options expense		266.92	7.76
	(i)	45,575.75	39,858.87

Adjustments for:
(Increase)/decrease in investments		(16,668.54)	9,047.86
(Increase)/decrease in advances		(134,904.70)	(96,893.28)
Increase/(decrease) in deposits		131,425.77	159,155.56
(Increase)/decrease in other assets		4,665.53	427.64
Increase/(decrease) in other liabilities and provisions		32,999.39	30,252.23
	(ii)	17,517.45	101,990.01

Refund/(payment) of direct taxes	(iii)	(4,981.77)	(3,833.58)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	58,111.43	138,015.30
Cash flow from/(used in) investing activities
Purchase of fixed assets		(1,859.97)	(1,688.20)
Proceeds from sale of fixed assets		117.44	12.16
(Purchase)/sale of held to maturity securities		(37,578.91)	(61,310.87)
Net cash flow from/(used in) investing activities	(B)	(39,321.44)	(62,986.91)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		797.98	15,460.03
Proceeds from long-term borrowings		35,697.66	29,421.51
Repayment of long-term borrowings		(34,603.03)	(52,773.41)
Net proceeds/(repayment) of short-term borrowings		16,943.62	(46,774.90)
Dividend and dividend tax paid		(1,385.23)	..
Net cash flow from/(used in) financing activities	(C)	17,451.00	(54,666.77)
Effect of exchange fluctuation on translation reserve	(D)	(126.85)	(644.01)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		36,114.14	19,717.61

Cash and cash equivalents at beginning of the year		147,570.53	127,852.92
Less: Reduction due to deconsolidation of ICICI Lombard General Insurance Company during the year		(558.69)	..
Cash and cash equivalents at end of the year		183,125.98	147,570.53

1.	For the year ended March 31, 2021, includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.
2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

6

CONSOLIDATED SEGMENTAL RESULTS
(₹ in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2022 (Q4-2022)	December 31, 2021 (Q3-2022)	March 31, 2021 (Q4-2021)	March 31, 2022 (FY2022)	March 31, 2021 (FY2021)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	22,283.09	21,662.91	19,796.67	84,639.22	75,669.29
b	Wholesale Banking	10,487.16	10,327.98	9,140.31	39,971.49	37,194.53
c	Treasury	17,443.70	17,090.39	15,413.81	67,321.09	66,481.09
d	Other Banking	651.56	765.09	719.55	2,778.41	3,180.06
e	Life Insurance	13,340.18	11,157.92	14,674.57	45,340.24	43,621.59
f	General Insurance	..	..	3,404.46	..	12,964.83
g	Others	2,222.75	2,141.48	1,917.43	8,733.25	7,827.03
	Total segment revenue	66,428.44	63,145.77	65,066.80	248,783.70	246,938.42
	Less: Inter segment revenue	23,594.38	23,279.97	21,499.16	91,247.38	85,746.23
	Income from operations	42,834.06	39,865.80	43,567.64	157,536.32	161,192.19
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,643.24	3,761.58	2,298.47	11,400.39	7,739.97
b	Wholesale Banking	3,277.46	1,990.64	2,524.49	9,052.93	5,819.95
c	Treasury	2,323.45	2,050.81	1,813.91	9,674.48	10,615.59
d	Other Banking	59.67	265.58	77.86	627.12	573.57
e	Life Insurance	221.09	310.63	113.66	790.56	1,081.18
f	General Insurance	..	..	450.11	..	1,953.95
g	Others	1,159.28	1,048.02	1,031.08	4,349.99	4,007.71
h	Unallocated expenses	(1,025.00)	..	(1,000.00)	25.00	(4,750.00)
	Total segment results	10,659.19	9,427.26	7,309.58	35,920.47	27,041.92
	Less: Inter segment adjustment	234.42	404.16	352.90	1,679.20	1,157.88
	Add: Share of profit in associates	178.76	192.99	53.65	754.43	144.29
	Profit before tax and minority interest	10,603.53	9,216.09	7,010.33	34,995.70	26,028.33
3.	Segment assets
a	Retail Banking	487,651.93	459,678.08	412,498.65	487,651.93	412,498.65
b	Wholesale Banking	379,091.80	362,965.28	325,937.50	379,091.80	325,937.50
c	Treasury	521,896.09	511,884.47	460,232.05	521,896.09	460,232.05
d	Other Banking	68,286.69	66,070.09	75,068.23	68,286.69	75,068.23
e	Life Insurance	244,006.42	241,108.93	216,918.91	244,006.42	216,918.91
f	General Insurance	..	..	38,943.61	..	38,943.61
g	Others	51,653.48	41,015.10	44,599.48	51,653.48	44,599.48
h	Unallocated	10,572.66	11,207.00	14,359.97	10,572.66	14,359.97
	Total	1,763,159.07	1,693,928.95	1,588,558.40	1,763,159.07	1,588,558.40
	Less: Inter segment adjustment	10,521.69	11,025.11	14,746.16	10,521.69	14,746.16
	Total segment assets	1,752,637.38	1,682,903.84	1,573,812.24	1,752,637.38	1,573,812.24
4.	Segment liabilities
a	Retail Banking	791,894.25	754,170.26	686,920.79	791,894.25	686,920.79
b	Wholesale Banking	321,390.70	309,777.81	282,163.92	321,390.70	282,163.92
c	Treasury	133,045.58	134,624.96	121,596.08	133,045.58	121,596.08
d	Other Banking	49,428.36	48,710.17	56,774.88	49,428.36	56,774.88
e	Life Insurance	234,991.26	232,222.12	207,915.76	234,991.26	207,915.76
f	General Insurance	..	..	31,143.21	..	31,143.21
g	Others	44,120.97	34,099.72	38,195.80	44,120.97	38,195.80
h	Unallocated	6,235.46	5,210.46	6,260.46	6,235.46	6,260.46
	Total	1,581,106.58	1,518,815.50	1,430,970.90	1,581,106.58	1,430,970.90
	Less: Inter segment adjustment	10,521.69	11,025.11	14,746.16	10,521.69	14,746.16
	Total segment liabilities	1,570,584.89	1,507,790.39	1,416,224.74	1,570,584.89	1,416,224.74
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(304,242.32)	(294,492.18)	(274,422.14)	(304,242.32)	(274,422.14)
b	Wholesale Banking	57,701.10	53,187.47	43,773.58	57,701.10	43,773.58
c	Treasury	388,850.51	377,259.51	338,635.97	388,850.51	338,635.97
d	Other Banking	18,858.33	17,359.92	18,293.35	18,858.33	18,293.35
e	Life Insurance	9,015.16	8,886.81	9,003.15	9,015.16	9,003.15
f	General Insurance	..	..	7,800.40	..	7,800.40
g	Others	7,532.51	6,915.38	6,403.68	7,532.51	6,403.68
h	Unallocated	4,337.20	5,996.54	8,099.51	4,337.20	8,099.51
	Total capital employed	182,052.49	175,113.45	157,587.50	182,052.49	157,587.50

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Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) guidelines on 'Segmental Reporting' and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	General Insurance' represents ICICI Lombard General Insurance Company Limited. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021. From April 1, 2021, the Bank's share in the net profit of ICICI Lombard General Insurance Company Limited is included in "share of profit in associates".
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on April 23, 2022. The joint statutory auditors have conducted an audit and issued an unmodified report on the standalone and consolidated financial results for Q4-2022 and FY2022.
2.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee cost over the vesting period. Accordingly, the Bank has recognised additional employee cost of ₹ 264.22 crore during FY2022 (Q4-2022: ₹ 69.88 crore and Q3-2022: ₹ 69.46 crore) with a consequent reduction in profit after tax by the said amount.
3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at March 31, 2022 are given below:

₹ in crore, except number of accounts
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of September 30, 2021 (A)[1]	Of (A), aggregate debt that slipped into NPA during H2-2022[2]	Of (A) amount written off during H2-2022	Of (A) amount paid by the borrowers during H2-2022[3]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – March 31, 2022
Personal Loans[4]	4,327.53	638.24	23.23	573.81	3,115.48
Corporate persons	2,900.18	..	..	1,196.48	1,703.70
Of which, MSMEs	..	..	..	..	..
Others	863.42	145.63	1.74	(49.94)	767.73
Total	8,091.13	783.87	24.97	1,720.35	5,586.91

1.	Includes cases where request received till September 30, 2021 and implemented subsequently.

2.	Includes cases which have been written off during the period.

3.	Net of increase in exposure during the period.

4.	Includes various categories of retail loans.

4.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. The subsequent easing of lockdown measures led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021. In FY2022, India witnessed two more waves of the Covid-19 pandemic and the re-imposition of localised/regional lock-down measures in certain parts of the country. The Bank continues to carry Covid-19 related provision of ₹ 6,425.00 crore as contingency provisions at March 31, 2022.
Currently, while the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn most of the Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group.
5.	During Q4-2022, the Bank has made an additional contingency provision of ₹ 1,025.00 crore on a prudent basis.
Accordingly, including the Covid-19 related contingency provision of ₹ 6,425.00 crore, the Bank holds a total contingency provision of ₹ 7,450.00 crore at March 31, 2022.
6.	The Bank did not divest any stake in its subsidiaries during FY2022. During FY2021, the Bank had sold equity shares in its subsidiaries and made a net gain of ₹ 3,669.94 crore in standalone financial results and ₹ 3,297.05 crore in consolidated financial results.

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7.	During Q4-2022, the Bank has allotted 5,419,532 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
8.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
9.	The Board of Directors has recommended a dividend of ₹ 5 per equity share for FY2022. The declaration and payment of dividend is subject to requisite approvals.
10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The amounts for Q4-2022 are balancing figures between the figures as per the audited financial statements for FY2022 and the published figures for 9M-2022.
12.	The Bank’s investment in ICICI Lombard General Insurance Company Limited (ICICI General) has been accounted as an associate in consolidated financial statements from Q1-2022 due to reduction in the Bank’s shareholding in ICICI General below 50.0%. Accordingly, the consolidated financial results for Q4-2022, Q3-2022 and FY2022 are not comparable with the previous periods.
13.	The above standalone and consolidated financial results for Q4-2022, Q3-2022 and FY2022 have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and Khimji Kunverji & Co LLP, Chartered Accountants. The standalone and consolidated financial results for Q4-2021 and FY2021 were audited by another firm of Chartered Accountants, Walker Chandiok & Co LLP, on which they had issued unmodified conclusion/opinion.
14.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Sandeep Batra
Mumbai	Executive Director
April 23, 2022	DIN-03620913

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M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road,
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s Report on standalone quarterly financial results and standalone year to date financial results of ICICI Bank Limited pursuant to the Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of ICICI Bank Limited

Report on the audit of the Standalone Financial Results

Opinion

1.	We have audited the accompanying statement of standalone financial results of ICICI Bank Limited (“the Bank”) for the quarter ended 31 March 2022 and the year to date results for the period from 1 April 2021 to 31 March 2022 (“the Statement”), being submitted by the Bank pursuant to the requirements of Regulation 33 and 52 read with 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”), except for the disclosures relating to Pillar 3 disclosure as at 31 March 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

2.1.	is presented in accordance with the requirements of the Listing Regulations in this regard except for the disclosures relating to Pillar 3 disclosure as at 31 March 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the financial results and have not been audited by us; and

2.2.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Accounting Standards prescribed under section 133 of the Companies Act 2013 (“the Act”) read with Companies (Accounts) Rules, 2014 as amended to the extent applicable, the relevant provision of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time (“the RBI guidelines”) and other accounting principles generally accepted in India of the net profit and other financial information for the quarter ended 31 March 2022 and the year to date results for the period from 1 April 2021 to 31 March 2022.

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the Statement, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

1

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

Board of Directors’ Responsibilities for the Standalone Financial Results

4.	The Statement has been compiled on the basis of the standalone annual financial statements and approved by the Board of Directors. The Bank’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and loss and other financial information in accordance with the recognition and measurement principles laid down in the applicable Accounting Standards prescribed under section 133 of the Act, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and other accounting principles generally accepted in India and in compliance with the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulations Act, 1949 and the RBI Guidelines for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and is free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Statement by the Board of Directors of the Bank, as aforesaid.

5.	In preparing the Statement, the Board of Directors are responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

6.	The Board of Directors are also responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

7.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

8.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

8.1.	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

8.2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to standalone financial statements in place and the operating effectiveness of such controls.

8.3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

2

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

8.4.	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

8.5.	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

9.	We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

10.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

11.	The Statement includes the results for the quarter ended 31 March 2022 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us. Our opinion on the Statement is not modified in respect of this matter.

12.	The Statement includes the financial results for the corresponding quarter ended 31 March 2021 and the year to date results for the period from 1 April 2020 to 31 March 2021 which was audited by another auditors whose report dated 24 April 2021 expressed an unmodified opinion on those financial results. Our opinion on the Statement is not modified in respect of this matter.

For M S K A & Associates	For Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
Membership No.: 118580	Membership No.: 117348
UDIN: 22118580AHQVKW5502	UDIN: 22117348AHQXXZ4075

Place: Mumbai	Place: Mumbai
Date: 23 April 2022	Date: 23 April 2022

3

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road,
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s Report on consolidated quarterly financial results and consolidated year to date financial results of ICICI Bank Limited pursuant to the Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of ICICI Bank Limited

Report on the audit of the Consolidated Financial Results

Opinion

1.	We have audited the accompanying statement of consolidated financial results of ICICI Bank Limited (“the Bank” or “the Parent”) and its subsidiaries (the parent and its subsidiaries together referred to as “the Group”), and its share of the net profit and (loss) after tax of its associates for the quarter ended 31 March 2022 and the year to date results for the period from 1 April 2021 to 31 March 2022 (“the Statement”), being submitted by the Bank pursuant to the requirements of Regulation 33 and 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”) except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 March 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors on separate audited financial statements and unaudited financial information of, the subsidiaries and associates, the Statement:

2.1.	includes the results of the entities referred in Annexure 1;

2.2.	is presented in accordance with the requirements of the Listing Regulations except for the disclosures relating to consolidated Pillar 3 disclosure as at 31 March 2022, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Financial Results and have not been audited by us; and

2.3.	gives a true and fair view, in conformity with the recognition and measurement principles laid down in applicable Accounting Standards prescribed under section 133 of the Companies Act 2013 (“the Act”) read with Companies (Accounts) Rules, 2014 as amended to the extent applicable, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time (“the RBI guidelines”) and other accounting principles generally accepted in India, of the consolidated net profit and other financial information of the Group for the quarter ended 31 March 2022 and the year to date results for the period from 1 April 2021 to 31 March 2022.

1

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section of our report. We are independent of the Group and its associates in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the Statement, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors’ Responsibilities for the Consolidated Financial Results

4.	The Statement has been compiled on the basis of the consolidated annual financial statements and approved by the Board of Directors. The Bank’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and loss and other financial information of the Group including its associates in accordance with the recognition and measurement principles laid down in applicable Accounting Standards prescribed under section 133 of the Act, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and other accounting principles generally accepted in India and in compliance with the Listing Regulations. The respective Board of Directors of the entities included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each entity and the Group and its associates and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Statement by the Board of Directors of the Bank, as aforesaid.

5.	In preparing the Statement, the respective Board of Directors of the entities included in the Group and of its associates are responsible for assessing the ability of each entity and the Group and of its associates to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity and the Group or to cease operations, or has no realistic alternative but to do so.

6.	The respective Board of Directors of the entities included in the Group and of its associates are responsible for overseeing the financial reporting process of the Group and of its associates.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

7.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

2

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
8.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

8.1.	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

8.2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Group has adequate internal financial controls with reference to consolidated financial statements in place and the operating effectiveness of such controls.

8.3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

8.4.	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

8.5.	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

8.6.	Obtain sufficient appropriate audit evidence regarding the financial statement/financial information of the entities within the Group and its associates to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

9.	We communicate with those charged with governance of the Bank, included in the Statement of which we are the independent auditor’s regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

10.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

11.	We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

3

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

Other Matters

12.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 16 April 2022 have expressed an unmodified opinion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2022 is the responsibility of the Company’s Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company’. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

13.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 21 April 2022, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2022 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the standalone financial statements of the Company’. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

14.	The Statement includes the audited financial results of fifteen subsidiaries, whose financial statements reflect Group’s share of total assets of Rs.3,13,276.27 crore (before consolidation adjustments) as at 31 March 2022, Group’s share of total revenue of Rs.15,700.25 crore (before consolidation adjustments) and Rs.54,615.82 crore (before consolidation adjustments) and Group’s share of total net profit after tax of Rs.1,105.63 crore (before consolidation adjustments) and Rs.4,154.11 crore (before consolidation adjustments) for the quarter ended 31 March 2022 and for the year to date period from 1 April 2021 to 31 March 2022 respectively, as considered in the Statement, which have been audited by their respective independent auditors. The independent auditors’ reports on financial statements of these entities have been furnished to us and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph above. Further, of these subsidiaries, two subsidiaries are located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our audit report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the financial statements of these two subsidiaries are not material to the Group. Our opinion is not modified in respect of these matters.

4

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
15.	The Statement includes the Group's share of net profit of Rs.150.17 crore (before consolidation adjustments) and Rs.610.38 crore (before consolidation adjustments) for the quarter ended 31 March 2022 and for the year to date period from 1 April 2021 to 31 March 2022 respectively in respect of three associates whose financial statements have not been audited by us. These financial statements have been audited by other auditors whose audit reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph above. Our opinion is not modified in respect of this matter.

16.	The Statement includes the unaudited financial statements of one subsidiary, whose financial statements reflect Group’s share of total assets of Rs.34,834.54 crore (before consolidation adjustments) as at 31 March 2022, Group’s share of total revenue of Rs.230.57 crore and Rs.952.47 crore and Group’s share of total net profit after tax of Rs.25.69 crore and Rs.173.73 crore for the quarter ended 31 March 2022 and for the year to date period from 1 April 2021 to 31 March 2022 respectively, as considered in the Statement. The Statement also includes the Group's share of net profit of Rs.28.59 crore (before consolidation adjustments) and Rs.144.05 crore (before consolidation adjustments) for the quarter ended 31 March 2022 and for the year to date period from 1 April 2021 to 31 March 2022 respectively in respect of five associates whose financial statements have not been audited. These unaudited financial statements have been furnished to us by the Board of Directors and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates is based solely on such unaudited financial statements. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial statements are not material to the Group. Our opinion is not modified in respect of this matter.

17.	The Statement includes the results for the quarter ended 31 March 2022 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us. Our opinion on the Statement is not modified in respect of this matter.

18.	The Statement includes the financial results for the corresponding quarter ended 31 March 2021 and the year to date results for the period from 1 April 2020 to 31 March 2021 which was audited by another auditors whose report dated 24 April 2021 expressed an unmodified opinion on those financial results. Our opinion on the Statement is not modified in respect of this matter.

For M S K A & Associates	For Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
Membership No.: 118580	Membership No.: 117348
UDIN: 22118580AHQVXO6636	UDIN: 22117348AHQYCI2719

Place: Mumbai	Place: Mumbai
Date: 23 April 2022	Date: 23 April 2022

5

M S K A & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in the Statement

Holding Company

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

6

Annexure II

April 23, 2022

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, Khimji Kunverji & Co. LLP and MSKA & Associates., Chartered Accountants, have issued audit report on the standalone and consolidated financial results of the Bank for the year ended March 31, 2022 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

Rakesh Jha

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 23, 2022

Performance Review: Quarter ended March 31, 2022

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 19% year-on-year to ₹ 10,164 crore (US$ 1.3 billion) in the quarter ended March 31, 2022 (Q4-2022)

•	Net interest income grew by 21% year-on-year in Q4-2022

•	Profit after tax grew by 59% year-on-year to ₹ 7,019 crore (US$ 926 million) in Q4-2022

•	Core operating profit grew by 22% year-on-year to ₹ 38,347 crore (US$ 5.1 billion) in the year ended March 31, 2022 (FY2022)

•	Profit after tax grew by 44% year-on-year to ₹ 23,339 crore (US$ 3.1 billion) in FY2022

•	Total deposits grew by 14% year-on-year to ₹ 10,64,572 crore (US$ 140.5 billion) at March 31, 2022

•	Average CASA ratio was 45% in Q4-2022

•	Domestic loan portfolio grew by 17% year-on-year

•	Net NPA ratio declined to 0.76% at March 31, 2022 from 0.85% at December 31, 2021

•	Provision coverage ratio on non-performing assets was 79.2% at March 31, 2022

•	Total capital adequacy ratio was 19.16% and Tier-1 capital adequacy ratio was 18.35% on a standalone basis at March 31, 2022

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended March 31, 2022 (Q4-2022) and the year ended March 31, 2022 (FY2022). The statutory auditors have audited the standalone and consolidated financial statements and have issued an unmodified report on the standalone and consolidated financial statements for Q4-2022 and FY2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 19% year-on-year to ₹ 10,164 crore (US$ 1.3 billion) in Q4-2022 from ₹ 8,565 crore (US$ 1.1 billion) in the quarter ended March 31, 2021 (Q4-2021); excluding dividend income from subsidiaries/associates, core operating profit grew by 21% year-on-year in Q4-2022

•	Net interest income (NII) increased by 21% year-on-year to ₹ 12,605 crore (US$ 1.7 billion) in Q4-2022 from ₹ 10,431 crore (US$ 1.4 billion) in Q4-2021

•	The net interest margin was 4.00% in Q4-2022 compared to 3.84% in Q4-2021 and 3.96% in the quarter ended December 31, 2021 (Q3-2022)

•	Non-interest income, excluding treasury income, increased by 11% year-on-year to ₹ 4,608 crore (US$ 608 million) in Q4-2022 from ₹ 4,137 crore (US$ 546 million) in Q4-2021

•	Fee income grew by 14% year-on-year to ₹ 4,366 crore (US$ 576 million) in Q4-2022 from ₹ 3,815 crore (US$ 503 million) in Q4-2021. Fees from retail, rural, business banking and SME customers constituted about 77% of total fees in Q4-2022

•	There was a treasury gain of ₹ 129 crore (US$ 17 million) in Q4-2022 compared to a loss of ₹ 25 crore (US$ 3 million) in Q4-2021

•	Provisions (excluding provision for tax) declined by 63% year-on-year to ₹ 1,069 crore (US$ 141 million) in Q4-2022 from ₹ 2,883 crore (US$ 380 million) in Q4-2021. Provisions for Q4-2022 included contingency provision of ₹ 1,025 crore (US$ 135 million) made on a prudent basis

•	The profit before tax grew by 63% year-on-year to ₹ 9,224 crore (US$ 1.2 billion) in Q4-2022 from ₹ 5,657 crore (US$ 746 million) in Q4-2021

•	On a standalone basis, the profit after tax grew by 59% year-on-year to ₹ 7,019 crore (US$ 926 million) in Q4-2022 from ₹ 4,403 crore (US$ 581 million) in Q4-2021

•	On a standalone basis, the profit after tax grew by 44% year-on-year to ₹ 23,339 crore (US$ 3.1 billion) in FY2022 from ₹ 16,193 crore (US$ 2.1 billion) in the year ended March 31, 2021 (FY2021)

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Growth in digital and payments platforms

In December 2020, the Bank had expanded its mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. There have been 63 lakh activations of iMobile Payfrom non-ICICI Bank account holders as of end-March 2022. The value of transactions by non-ICICI Bank account holders in Q4-2022 was 4.9 times the value of transactions in Q3-2022.

The business banking and SME franchise continues to grow on the back of digital offerings and platforms like InstaBIZ. InstaBIZ offers various services such as instant overdraft facility, payment of Goods and Services Tax (GST), foreign exchange deal booking, business loans based on revenues reported in GST returns, automatic bank reconciliations and inward and outward remittances. The value of financial transactions on InstaBIZ grew by about 44% year-on-year in Q4-2022. In line with the philosophy of open architecture of our digital platforms, the Bank recently made InstaBIZ app interoperable, that is, all benefits of the app are now available to all merchants including those who do not have a current account with the Bank. This initiative enables merchants to instantly create digital collection solutions like Unified Payments Interface (UPI) ID and QR code and start collecting money from their customers.

The Bank’s supply chain platforms enable corporates to seamlessly manage their supply chain financing and payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless manner. The value of transactions through these supply chain platforms in Q4-2022 was 2.7 times the value of transactions in Q4-2021.

The value of the Bank’s merchant acquiring transactions through UPI in Q4-2022 was 2.4 times the value of transactions in Q4-2021. The Bank is the market leader in electronic toll collections through FASTag. The Bank had a market share of about 33% by value in electronic toll collections through FASTag in Q4-2022, with a 27% year-on-year growth in collections.

The value of credit card spends grew by 77% year-on-year in Q4-2022. The Bank has issued more than 30 lakh Amazon Pay credit cards since its launch. The Bank has recently tied up with Emirates Skywards, the award-winning loyalty programme of Emirates and FlyDubai, to launch a range of co-branded credit cards that enable customers to earn reward points on travel, lifestyle and everyday spends.

The value of mobile banking transactions increased by 30% year-on-year to ₹ 477,228 crore (US$ 63.0 billion) in Q4-2022. Digital channels like internet, mobile banking, PoS and others accounted for over 90% of the savings account transactions in FY2022.

3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank had launched ICICI STACK for corporates and has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The volume of transactions through these solutions in FY2022 was 2.9 times the volume of transactions in FY2021. These solutions along with the Bank’s extensive client coverage have supported the growth in average current account deposits. The value of transactions on the Bank’s Trade Online platform, which allows customers to carry out most of their trade finance and foreign exchange related transactions digitally, grew by about 80% year-on-year in FY2022.

Credit growth

The retail loan portfolio, excluding rural loans, grew by 20% year-on-year and 6% sequentially, and comprised 52.8% of the total loan portfolio at March 31, 2022. Including non-fund outstanding, the retail loan portfolio, was 43.8% of the total portfolio at March 31, 2022. The business banking portfolio grew by 43% year-on-year and 10% sequentially at March 31, 2022. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 33 million), grew by 34% year-on-year and 11% sequentially at March 31, 2022. Growth in the domestic wholesale banking portfolio was 10% year-on-year at March 31, 2022. The domestic advances grew by 17% year-on-year and 6% sequentially at March 31, 2022. Total advances increased by 17% year-on-year and 6% sequentially to ₹ 859,020 (US$ 113.3 billion) at March 31, 2022.

Deposit growth

Total deposits increased by 14% year-on-year and 5% sequentially to ₹ 1,064,572 crore (US$ 140.5 billion) at March 31, 2022. Average current account deposits increased by 24% year-on-year in Q4-2022. Average savings account deposits increased by 23% year-on-year in Q4-2022. Total term deposits increased by 9% year-on-year to ₹ 546,135 crore (US$ 72.1 billion) at March 31, 2022.

The Bank had a network of 5,418 branches and 13,626 ATMs at March 31, 2022.

Asset quality

The net non-performing assets declined by 24% year-on-year and 5% sequentially to ₹ 6,961 crore (US$ 918 million) at March 31, 2022. The net NPA ratio declined to 0.76% at March 31, 2022 from 0.85% at December 31, 2021 and 1.14% at March 31, 2021. The net deletions from gross NPAs, excluding write-offs and sale, were ₹ 489 crore (US$ 65 million) in Q4-2022 compared to ₹ 191 crore (US$ 25 million) in Q3-2022. The gross NPA additions were ₹ 4,204 crore (US$ 555 million) in Q4-2022 compared to ₹

4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

4,018 crore (US$ 530 million) in Q3-2022. Recoveries and upgrades of NPAs, excluding write-offs and sale increased to ₹ 4,693 crore (US$ 619 million) in Q4-2022 from ₹ 4,209 crore (US$ 555 million) in Q3-2022. The gross NPAs written-off in Q4-2022 were ₹ 2,644 crore (US$ 349 million). The provision coverage ratio on NPAs was 79.2% at March 31, 2022.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 8,267 crore (US$ 1.1 billion) or 1.0% of total advances at March 31, 2022 from ₹ 9,684 crore (US$ 1.3 billion) at December 31, 2021. The Bank holds provisions amounting to ₹ 2,530 crore (US$ 334 million) against these borrowers under resolution, as of March 31, 2022. In addition, the Bank continues to carry Covid-19 related provisions of ₹ 6,425 crore (US$ 848 million) as contingency provisions at March 31, 2022. During Q4-2022, the Bank made additional contingency provisions of ₹ 1,025 crore (US$ 135 million) on a prudent basis. Accordingly, including the Covid-19 related contingency provision of ₹ 6,425 crore (US$ 848 million), the Bank held total contingency provisions of ₹ 7,450 crore (US$ 983 million) at March 31, 2022. The loan and non-fund based outstanding to performing borrowers rated BB and below reduced to ₹ 10,808 crore (US$ 1.4 billion) at March 31, 2022 from ₹ 11,842 crore (US$ 1.6 billion) at December 31, 2021.

Capital adequacy

The Bank’s total capital adequacy at March 31, 2022 was 19.16% and Tier-1 capital adequacy was 18.35% compared to the minimum regulatory requirements of 11.70% and 9.70% respectively.

Dividend on equity shares

The Board has recommended a dividend of ₹ 5 per share (equivalent to dividend of US$ 0.13 per ADS) in line with applicable guidelines. The declaration of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated results

The consolidated profit after tax increased by 58% year-on-year to ₹ 7,719 crore (US$ 1.0 billion) in Q4-2022 from ₹ 4,886 crore (US$ 645 million) in Q4-2021. The consolidated profit after tax increased by 37% year-on-year to ₹ 25,110 crore (US$ 3.3 billion) in FY2022 from ₹ 18,384 crore (US$ 2.4 billion) in FY2021.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) increased by 33% year-on-year to ₹ 2,163 crore (US$ 285 million) in FY2022 from ₹ 1,621 crore (US$ 214 million) in FY2021. The annualized premium equivalent increased by 20% year-on-year to ₹ 7,733 crore (US$ 1.0 billion) in FY2022 from 6,462 crore (US$ 853 million) in FY2021. The new business margin increased from 25.1% in FY2021 to 28.0% in FY2022. The Embedded Value was ₹ 31,625 crore (US$ 4.2 billion) at March 31, 2022 compared to 29,106 crore (US$ 3.8 billion) at March 31, 2021. The profit after tax increased by 190% to ₹ 185 crore (US$ 24 million) in Q4-2022 from ₹ 64 crore (US$ 8 million) in Q4-2021. The profit after tax was ₹ 754 crore (US$ 99 million) in FY2022 compared to ₹ 960 crore (US$ 127 million) in FY2021.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 28% year-on-year to ₹ 17,977 crore (US$ 2.4 billion) in FY2022 from ₹ 14,003 crore (US$ 1.8 billion) in FY2021. The combined ratio was 108.8% in FY2022 compared to 99.8% in FY2021. The profit after tax of ICICI General was ₹ 313 crore (US$ 41 million) in Q4-2022 compared to ₹ 346 crore (US$ 46 million) in Q4-2021. The profit after tax was ₹ 1,271 crore (US$ 168 million) in FY2022 compared to ₹ 1,473 crore (US$ 194 million) in FY2021. Prior period numbers are not comparable due to the reflection of the Scheme of Arrangement between ICICI General and Bharti AXA General Insurance Company in current period numbers.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, grew by 3% year-on-year to ₹ 340 crore (US$ 45 million) in Q4-2022 from ₹ 329 crore (US$ 43 million) in Q4-2021. The profit after tax grew by 29% year-on-year to ₹ 1,383 crore (US$ 182 million) in FY2022 from ₹ 1,068 crore (US$ 141 million) in FY2021.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, was ₹ 357 crore (US$ 47 million) in Q4-2022 compared to ₹ 348 crore (US$ 46 million) in Q4-2021. The profit after tax grew by 17% year-on-year to ₹ 1,454 crore (US$ 192 million) in FY2022 from ₹ 1,245 crore (US$ 164 million) in FY2021.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2021	Q4-2021	Q3-2022	Q4-2022	FY2022
	Audited	Audited	Unaudited	Audited	Audited
Net interest income	38,989	10,431	12,236	12,605	47,466
Non-interest income	13,923	4,137	4,899	4,608	17,614
- Fee income	12,659	3,815	4,291	4,366	15,687
- Dividend income from subsidiaries/associates	1,234	357	603	232	1,829
- Other income	30	(35)	5	10	98
Less:
Operating expense	21,561	6,003	7,075[2]	7,049[2]	26,733[2]
Core operating profit[1]	31,351	8,565	10,060	10,164	38,347
- Treasury income	5,046[3]	(25)	88	129	903
Operating profit	36,397	8,540	10,148	10,293	39,250
Less:
Total net provision	16,214	2,883	2,007	1,069	8,641
Contingency provisions[4]	4,750	1,000	-	1,025	(25)
Other provisions	11,464	1,883	2,007	44	8,666
Profit before tax	20,183	5,657	8,141	9,224	30,609
Less:
Provision for taxes	3,990	1,254	1,947	2,205	7,270
Profit after tax	16,193	4,403	6,194	7,019	23,339

1.	Excluding treasury income

2.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee expense over the vesting period. Accordingly, the Bank has accounted for additional employee expenses of ₹ 69 crore (US$ 9 million) during Q3-2022, ₹ 69 crore (US$ 9 million) during Q4-2022 and ₹ 263 crore (US$ 35 million) during FY2022 with a consequent reduction in profit after tax by the said amount

3.	Includes profit on sale of shareholding in subsidiaries of ₹ 3,670 crore (US$ 484 million) in FY2021

4.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. The subsequent easing of lockdown measures led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021. In FY2022, India witnessed two more waves of the Covid-19 pandemic and the re-imposition of localised/regional lock-down measures in certain parts of the country. The Bank continues to carry Covid-19 related provision of ₹ 6,425 crore (US$ 848 million) at March 31, 2022 as contingency provisions at March 31, 2022.

Currently, while the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn most of the Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

During Q4-2022, the Bank has made an additional contingency provision of ₹ 1,025 crore (US$ 135 million) on a prudent basis. Accordingly, including the Covid-19 related contingency provision of ₹ 6,425 crore (US$ 848 million), the Bank held a total contingency provision of ₹ 7,450 crore (US$ 983 million) at March 31, 2022.

5.	Prior period numbers have been re-arranged wherever necessary

8

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

₹ crore

	31-Mar-21	30-Sep-21	31-Dec-21	31-Mar-22
	Audited	Unaudited	Unaudited	Audited
Capital and liabilities
Capital	1,383	1,387	1,389	1,390
Employee stock options outstanding	3	127	197	266
Reserves and surplus	146,123	155,270	161,483	168,856
Deposits	932,522	977,449	1,017,467	1,064,572
Borrowings (includes subordinated debt)	91,631	82,989	109,585	107,231
Other liabilities	58,771	58,780	64,075	68,983
Total capital and liabilities	1,230,433	1,276,002	1,354,196	1,411,298

Assets
Cash and balances with Reserve Bank of India	46,031	45,097	55,644	60,121
Balances with banks and money at call and short notice	87,097	104,947	125,266	107,702
Investments	281,287	285,220	284,823	310,241
Advances	733,729	764,937	813,992	859,020
Fixed assets	8,878	9,153	9,156	9,374
Other assets	73,411	66,648	65,316	64,840
Total assets	1,230,433	1,276,002	1,354,196	1,411,298

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

9

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including interalia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the sustenance of economic activity at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Anindya Banerjee at anindya.banerjee@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 75.79

10

Consolidated Related Party disclosure for the half year ended March 31, 2022 (H2-2022)

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
1	ICICI Bank Canada	Relatives of Executive Directors	Deposit in savings account placed with the Bank	N.A	-	638,884	1,070,220
2	ICICI Bank Canada	Relatives of Executive Directors	Interest paid/payable	N.A	412	-	-
3	ICICI Bank Limited	Associates	Commission income earned/receivable	₹ 161.33 billion per related party	328,079	-	-
4	ICICI Bank Limited	Associates	Commission on bank guarantee received in advance	₹ 161.33 billion per related party	-	2,122,330	1,824,819
5	ICICI Bank Limited	Associates	Recovery of lease of premises, common corporate and facility expenses/receivable	₹ 161.33 billion per related party	212,971,493	167,219,563	312,724,246
6	ICICI Bank Limited	Associates	Deposit for rental premises payable	₹ 161.33 billion per related party	-	16,902,912	16,902,912
7	ICICI Bank Limited	Associates	Deposit in current account placed with the Bank	₹ 161.33 billion per related party	-	1,881,015,423	2,542,093,858
8	ICICI Bank Limited	Associates	Dividend income/receivable	₹ 161.33 billion per related party	943,375,224	-	-
9	ICICI Bank Limited	Associates	Fee income earned/receivable	₹ 161.33 billion per related party	570,264,163	443,380,194	254,669,048
10	ICICI Bank Limited	Associates	Fees & Brokerage expenses/payable	₹ 161.33 billion per related party	6,637,224,299	2,734,061,464	3,559,751,994
11	ICICI Bank Limited	Associates	Fixed deposit placed with the Group	₹ 161.33 billion per related party	2,196,285,815	785,656,726	695,896,845
12	ICICI Bank Limited	Associates	Guarantees issued by the Bank and outstanding	₹ 161.33 billion per related party	-	59,033,805	59,033,805

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
13	ICICI Bank Limited	Associates	Recovery on account of secondment of employees/receivable	₹ 161.33 billion per related party	8,471,471	947,946	2,566,669
14	ICICI Bank Limited	Associates	Income/(loss) on swaps/forward and other derivative transactions and receviable/(payable)	₹ 161.33 billion per related party	20,933,428	-	-
15	ICICI Bank Limited	Associates	Insurance claims received/receivable	₹ 161.33 billion per related party	83,890,578	-	-
16	ICICI Bank Limited	Associates	Insurance premium paid in advance	₹ 161.33 billion per related party	-	87,135,464	751,047,233
17	ICICI Bank Limited	Associates	Insurance premium paid	₹ 161.33 billion per related party	1,382,511,089	-	-
18	ICICI Bank Limited	Associates	Interest earned/receivable	₹ 161.33 billion per related party	270,413,787	190,888,704	311,715,971
19	ICICI Bank Limited	Associates	Interest paid/payable	₹ 161.33 billion per related party	10,775,714	6,557,078	7,681,117
20	ICICI Bank Limited	Associates	Investment made by reporting entity in securities issued by related party	₹ 161.33 billion per related party	-	25,962,588,925	24,452,560,077
21	ICICI Bank Limited	Associates	Loans given and outstanding	₹ 161.33 billion per related party	135,000,000	49,810,315	127,711,859
22	ICICI Bank Limited	Associates	Purchases of fixed assets	₹ 161.33 billion per related party	2,300,595	-	-
23	ICICI Bank Limited	Associates	Sale of investments	₹ 161.33 billion per related party	1,510,660,274	-	-
24	ICICI Bank Limited	Relatives of Executive Directors	Advances (including credit card)	₹ 161.33 billion per related party	-	528,510	286,704
25	ICICI Bank Limited	Relatives of Executive Directors	Deposit in savings account placed with the Bank	₹ 161.33 billion per related party	-	24,653,169	17,794,287

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
26	ICICI Bank Limited	Relatives of Executive Directors	Fee income earned/receivable	₹ 161.33 billion per related party	69,087	-	-
27	ICICI Bank Limited	Relatives of Executive Directors	Fixed deposit placed with the Group	₹ 161.33 billion per related party	3,441,201	15,233,939	14,337,553
28	ICICI Bank Limited	Relatives of Executive Directors	Insurance premium earned/receivable	₹ 161.33 billion per related party	3,171,154	-	-
29	ICICI Bank Limited	Relatives of Executive Directors	Interest paid/payable	₹ 161.33 billion per related party	713,757	-	-
30	ICICI Bank Limited	Relatives of Executive Directors	Investments of related parties in the Group	₹ 161.33 billion per related party	-	314,672	2,506,572
31	ICICI Bank Limited	Relatives of Executive Directors	Payable-Travel/Prepaid card balance	₹ 161.33 billion per related party	-	7,347	79,762
32	ICICI Bank Limited	Executive Directors	Advances (including credit card)	₹ 161.33 billion per related party	-	143,446,632	139,084,530
33	ICICI Bank Limited	Executive Directors	Deposit in current account placed with the Bank	₹ 161.33 billion per related party	-	6,755	6,755
34	ICICI Bank Limited	Executive Directors	Deposit in savings account placed with the Bank	₹ 161.33 billion per related party	-	18,055,069	78,581,687
35	ICICI Bank Limited	Executive Directors	ESOP excercised	₹ 161.33 billion per related party	229,197,600	-	-
36	ICICI Bank Limited	Executive Directors	Fee income earned/receivable	₹ 161.33 billion per related party	33,160	-	-
37	ICICI Bank Limited	Executive Directors	Fixed deposit placed with the Group	₹ 161.33 billion per related party	85,457,329	26,787,951	46,519,063
38	ICICI Bank Limited	Executive Directors	Insurance claims paid/payable	₹ 161.33 billion per related party	271,434	-	-
39	ICICI Bank Limited	Executive Directors	Insurance premium earned/receivable	₹ 161.33 billion per related party	3,079,800	-	-
40	ICICI Bank Limited	Executive Directors	Interest earned/receivable	₹ 161.33 billion per related party	2,478,681	-	-

Amount (in ₹)

Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
41	ICICI Bank Limited	Executive Directors	Interest paid/payable	₹ 161.33 billion per related party	3,213,599	-	-
42	ICICI Bank Limited	Executive Directors	Investments of related parties in the Group	₹ 161.33 billion per related party	-	2,850,234	1,997,224
43	ICICI Bank Limited	Executive Directors	Payable-Travel/Prepaid card balance	₹ 161.33 billion per related party	-	9,502	23,367
44	ICICI Bank Limited	Executive Directors	Remuneration paid	₹ 161.33 billion per related party	188,943,801	-	-
45	ICICI Bank Limited	Other related parties of the Bank	Recovery of lease of premises, common corporate and facility expenses/receivable	₹ 161.33 billion per related party	19,183,803	11,500,130	11,227,601
46	ICICI Bank Limited	Other related parties of the Bank	CSR related -paid in advance	₹ 161.33 billion per related party	-	-	200,000,000
47	ICICI Bank Limited	Other related parties of the Bank	CSR related reimbursement of expenses paid/payable	₹ 161.33 billion per related party	1,220,582,049	302,393,713	-
48	ICICI Bank Limited	Other related parties of the Bank	Deposit for rental premises payable	₹ 161.33 billion per related party	-	19,628,160	19,628,160
49	ICICI Bank Limited	Other related parties of the Bank	Deposit in current account placed with the Bank	₹ 161.33 billion per related party	-	35,785,349	186,689,573
50	ICICI Bank Limited	Other related parties of the Bank	Interest paid/payable	₹ 161.33 billion per related party	1,727,647	-	-
51	ICICI Home Finance Company Limited	Associates	Common corporate expenses/payable	₹ 1.61 billion per related party	107,919	-	-
52	ICICI Home Finance Company Limited	Associates	Fees & Brokerage expenses/payable	₹ 1.61 billion per related party	-	25,393	-
53	ICICI Home Finance Company Limited	Associates	Fee & Brokerage expenses paid in advance	₹ 1.61 billion per related party	-	47,150	45,557
54	ICICI Home Finance Company Limited	Associates	Fee income earned/receivable	₹ 1.61 billion per related party	9,133,092	2,279,448	7,579,243

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
55	ICICI Home Finance Company Limited	Associates	Fees & Brokerage expenses/payable	₹ 1.61 billion per related party	1,472	-	-
56	ICICI Home Finance Company Limited	Associates	Insurance premium paid in advance	₹ 1.61 billion per related party	-	7,980,860	1,125,032
57	ICICI Home Finance Company Limited	Associates	Insurance premium paid	₹ 1.61 billion per related party	32,256,572	-	-
58	ICICI Home Finance Company Limited	Associates	Interest paid/payable	₹ 1.61 billion per related party	81,340,246	133,637,434	52,409,589
59	ICICI Home Finance Company Limited	Associates	Investments of related parties in the Group	₹ 15.51 billion per related party	-	2,100,000,000	2,100,000,000
60	ICICI Home Finance Company Limited	Relatives of Executive Directors	Fixed deposit placed with the Group	₹ 15.51 billion per related party	-	8,000,000	8,000,000
61	ICICI Home Finance Company Limited	Relatives of Executive Directors	Interest paid/payable	₹ 1.61 billion per related party	308,117	-	-
62	ICICI Home Finance Company Limited	Other related parties of the Bank	Donation paid/payable	₹ 1.61 billion per related party	9,086,253	-	-
63	ICICI Investment Management Company Limited	Associates	Insurance premium paid in advance	N.A	-	469,491	715,909
64	ICICI Investment Management Company Limited	Associates	Insurance premium paid	N.A	561,227	-	-
65	ICICI Investment Management Company Limited	Associates	Investment made by reporting entity in securities issued by related party	N.A	-	43,396,560	43,396,560
66	ICICI Prudential Asset Management Company Limited	Associates	Insurance claims received/receivable	₹ 0.45 billion per related party	12,546	-	-

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
67	ICICI Prudential Asset Management Company Limited	Associates	Insurance premium paid in advance	₹ 450.0 million per related party	-	80,661	106,047,999
68	ICICI Prudential Asset Management Company Limited	Associates	Insurance premium paid	₹ 450.0 million per related party	46,157,608	-	-
69	ICICI Prudential Asset Management Company Limited	Other related parties of the Bank	Donation paid/payable	₹ 450.0 million per related party	159,739,065	-	-
70	ICICI Prudential Life Insurance Company Limited	Associates	Recovery of lease of premises, common corporate and facility expenses/receivable	N.A	16,900,337	-	-
71	ICICI Prudential Life Insurance Company Limited	Associates	Deposit for rental premises payable	N.A	-	16,233,600	16,233,600
72	ICICI Prudential Life Insurance Company Limited	Associates	Fees & Brokerage expenses/payable	N.A	764,003	-	-
73	ICICI Prudential Life Insurance Company Limited	Associates	Insurance claims paid/payable	N.A	11,056,876	-	2,000,000
74	ICICI Prudential Life Insurance Company Limited	Associates	Insurance premium earned/receivable	N.A	28,240,565	-	-
75	ICICI Prudential Life Insurance Company Limited	Associates	Insurance premium paid in advance	N.A	-	91,070,076	134,839,500
76	ICICI Prudential Life Insurance Company Limited	Associates	Insurance premium paid	N.A	146,905,399	-	-

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
77	ICICI Prudential Life Insurance Company Limited	Associates	Insurance premium received in advance	N.A	-	5,131,784	1,497,773
78	ICICI Prudential Life Insurance Company Limited	Associates	Investment made by reporting entity in securities issued by related party	N.A	-	19,281,469	19,281,469
79	ICICI Prudential Life Insurance Company Limited	Relatives of Executive Directors	Dividend paid/payable	N.A	502
80	ICICI Prudential Life Insurance Company Limited	Relatives of Executive Directors	Investments of related parties in the Group	N.A	-	14,990	17,630
81	ICICI Prudential Life Insurance Company Limited	Executive Directors	Investments of related parties in the Group	N.A	-	88,470	88,470
82	ICICI Prudential Life Insurance Company Limited	Other related parties of the Bank	Donation paid/payable	₹ 36.64 billion per related party	39,015,762	-	-
83	ICICI Prudential Life Insurance Company Limited	Other related parties of the Bank	Insurance premium earned/receivable	₹ 36.64 billion per related party	18,631,010	-	-
84	ICICI Prudential Life Insurance Company Limited	Other related parties of the Bank	Insurance premium received in advance	₹ 36.64 billion per related party	-	42,275	77,128
85	ICICI Prudential Trust Limited	Associates	Insurance premium paid	N.A	68,641	-	-
86	ICICI Securities Limited	Associates	Common corporate expenses/payable	₹ 2.59 billion per related party	274,501	-	-
87	ICICI Securities Limited	Associates	Fees & Brokerage expenses/payable	₹ 2.59 billion per related party	-	45,750	45,750

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
88	ICICI Securities Limited	Associates	Deposit for rental premises receivable	₹ 2.59 billion per related party	-	147,000	147,000
89	ICICI Securities Limited	Associates	Fee income earned/receivable	₹ 2.59 billion per related party	11,196,541	966,514	3,558,216
90	ICICI Securities Limited	Associates	Insurance premium paid in advance	₹ 2.59 billion per related party	-	37,489,155	12,300,730
91	ICICI Securities Limited	Associates	Insurance premium paid	₹ 2.59 billion per related party	44,229,082	-	-
92	ICICI Securities Limited	Relatives of Executive Directors	Dividend paid/payable	N.A	13,860	-	-
93	ICICI Securities Limited	Relatives of Executive Directors	Fee income earned/receivable	N.A	63,729	-	-
94	ICICI Securities Limited	Relatives of Executive Directors	Investments of related parties in the Group	N.A	-	6,160	6,160
95	ICICI Securities Limited	Executive Directors	Dividend paid/payable	As approved by the Board	21,735	-	-
96	ICICI Securities Limited	Executive Directors	Dividend paid/payable	N.A	16,695	-	-
97	ICICI Securities Limited	Executive Directors	Fee income earned/receivable	As approved by the Board	138,031	-	-
98	ICICI Securities Limited	Executive Directors	Fee income earned/receivable	N.A	94,561	-	-
99	ICICI Securities Limited	Executive Directors	Investments of related parties in the Group	As approved by the Board	-	9,660	9,660
100	ICICI Securities Limited	Executive Directors	Investments of related parties in the Group	N.A	-	7,420	7,420
101	ICICI Securities Limited	Other related parties of the Bank	Donation paid/payable	₹ 2.59 billion per related party	40,800,000	-	-
102	ICICI Securities Primary Dealership Limited	Associates	Insurance premium paid in advance	N.A	-	3,094,862	6,991,063
103	ICICI Securities Primary Dealership Limited	Associates	Insurance premium paid	N.A	2,623,494	-	-

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
104	ICICI Securities Primary Dealership Limited	Associates	Interest earned/receivable	N.A	7,799,075	6,253,798	-
105	ICICI Securities Primary Dealership Limited	Associates	Investment made by reporting entity in securities issued by related party	N.A	-	474,616,200	-
106	ICICI Securities Primary Dealership Limited	Associates	Purchase of investments	N.A	493,698,611	-	-
107	ICICI Securities Primary Dealership Limited	Associates	Sale of investments	N.A	3,130,143,056	-	-
108	ICICI Securities Primary Dealership Limited	Other related parties of the Bank	Fees & Brokerage expenses/payable	₹ 2.77 billion per related party	-	21,780,000	-
109	ICICI Securities Primary Dealership Limited	Other related parties of the Bank	Donation paid/payable	₹ 2.77 billion per related party	23,520,000	-	-
110	ICICI Strategic Investments Fund	Associates	Insurance premium paid	N.A	(6,604)	-	-
111	ICICI Strategic Investments Fund	Associates	Insurance premium received in advance	N.A	-	7,505	-
112	ICICI Trusteeship Services Limited	Other related parties of the Bank	Fee income earned/receivable	₹ 5.0 million per related party	10,000	10,000	-
113	ICICI Venture Funds Management Company Limited	Associates	Insurance claims received/receivable	N.A	115,165	-	-
114	ICICI Venture Funds Management Company Limited	Associates	Insurance premium paid in advance	N.A	-	3,363,256	6,069,275
115	ICICI Venture Funds Management Company Limited	Associates	Insurance premium paid	N.A	4,708,274	-	-

Amount (in ₹)
Sr. No	Details of the party (listed entity /subsidiary) entering into the transaction	Relationship of the counterparty with the listed entity or its subsidiary	Type of related party transaction	Value of the related party transaction as approved by the Audit Committee[4]	Value of transaction during H2-2022	In case monies are due to either party as a result of the transaction
						Opening balance at October 1, 2021	Closing balance at March 31, 2022
116	ICICI Venture Funds Management Company Limited	Associates	Investment made by reporting entity in securities issued by related party	N.A	-	258,609,596	258,609,596
117	ICICI Venture Funds Management Company Limited	Other related parties of the Bank	Donation paid/payable	₹ 25.0 million per related party	1,000,000	-	-

Notes:
1	Value of transaction reported for 'Fixed Deposits placed with the Group' represents volume of fixed deposits placed with the Group during the reporting period.
2	Value of transaction reported for 'Advances (including credit card)' represents term loan disbursed during the reporting period.
3	Value of transaction reported for 'Loans given and outstanding' represents term loan sanctioned/disbursed to associates or other related parties during the reporting period.
4	Value of the related party transaction as approved by the audit committee represents Omnibus limit approved by Audit Committee wherever applicable. Wherever enity and counterparties are not related parties, Audit Committee approval is not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 23, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager